Exhibit 99.1

Huazhu Group Limited

Announces Results of the 2021 Annual General Meeting

SHANGHAI, June 25, 2021 -- Huazhu Group Limited (NASDAQ: HTHT and HKEX: 1179) (the “Company”), a world-leading hotel group, today announced that the 2021 annual general meeting of the Company (the “AGM”) was held on June 25, 2021. During the AGM, the following proposed resolutions were duly passed:

1.	the resolution as set out in the notice of the AGM dated May 14, 2021 (the “Notice of AGM”) regarding the ratification of appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as auditor of the Company for 2021 and the authorization for the directors of the Company to determine the remuneration of the auditor;

2.	the resolution as set out in the Notice of AGM regarding the authorization and approval of the sub-division of each issued and unissued ordinary share of the Company with a par value of US$0.0001 each (the “Ordinary Shares”) into 10 ordinary shares with a par value of US$0.00001 each (the “Subdivided Ordinary Shares”) and the sub-division of each issued and unissued preferred share of the Company with a par value of US$0.0001 each (the “Preferred Shares”) into 10 preferred shares with a par value of US$0.00001 each (the “Subdivided Preferred Shares”) (the “Share Subdivision”) with effect from the second business day following the day on which this resolution is passed by the shareholders of the Company, subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) granting the listing of, and permission to deal in, the Subdivided Ordinary Shares, such that the authorized share capital of the Company will be US$900,000 divided into 80,000,000,000 ordinary shares of par value of US$0.00001 each and 10,000,000,000 preferred shares of par value US$0.00001 each;

3.	the resolution as set out in the Notice of AGM regarding the approval of the amendments to the current memorandum and articles of association of the Company in the manner as detailed in the proxy statement/circular for the AGM dated May 14, 2021 (the “Proxy Statement”) and the approval and adoption of the amended and restated memorandum and articles of association in the form as set out in Exhibit A in the Proxy Statement in substitution for and to the exclusion of the current memorandum and articles of association of the Company, subject to the passing of the above Resolution 2 and with effect from the Share Subdivision becoming effective; and

4.	the resolution as set out in the Notice of AGM regarding the authorization of each director or officer of the Company or Conyers Trust Company (Cayman) Limited to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolutions as such director, officer or Conyers Trust Company (Cayman) Limited, in his, her or its absolute discretion, thinks fit.

As at the date of this announcement, the Company has an authorized share capital of US$900,000 divided into 8,000,000,000 Ordinary Shares and 1,000,000,000 Preferred Shares, of which 326,748,058 Ordinary Shares were issued. Immediately following the Share Subdivision being effective, the authorized share capital of the Company will be US$900,000 divided into 80,000,000,000 Subdivided Ordinary Shares and 10,000,000,000 Subdivided Preferred Shares, of which 3,267,480,580 Subdivided Ordinary Shares will be in issue and fully paid or credited as fully paid, assuming that no further Ordinary Shares will be issued or repurchased after the date of this announcement and prior to the Share Subdivision becoming effective.

For holders of Ordinary Shares listed on the Hong Kong Stock Exchange, upon the Share Subdivision (detailed in the Proxy Statement) becoming effective (being June 29, 2021), the existing share certificates for the Ordinary Shares (the “Existing Ordinary Share Certificates”) will only be valid for delivery, trading and settlement purposes until 4:10 p.m. on Tuesday, August 3, 2021, and thereafter will not be accepted for delivery, trading and settlement purposes. However, the Existing Ordinary Share Certificates will continue to be good evidence of legal title and may be exchanged for share certificates for the Subdivided Ordinary Shares at any time in accordance with the Proxy Statement. Please refer to the Proxy Statement for further details of the trading arrangements in relation to the Subdivided Ordinary Shares and exchange of share certificates.

Concurrently when the Share Subdivision becomes effective, the ratio of American Depositary Share of the Company (the “ADS”) to ordinary share will be adjusted from one (1) ADS representing one (1) Ordinary Share to one (1) ADS representing ten (10) Subdivided Ordinary Shares (the “ADS Ratio Change”). The ADS Ratio Change will not change the trading price of each ADS on NASDAQ Global Select Market.

The Company is also making this announcement pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Company will file a Form 6-K with the Securities and Exchange Commission of the United States in relation to the results of the AGM on June 25, 2021 and the amended and restated articles of association of the Company to be adopted on June 29, 2021, before the trading hours of the NASDAQ Global Select Market on June 25, 2021 (U.S. Eastern time) and on June 29, 2021 (U.S. Eastern time), respectively.

About Huazhu Group Limited

Originated in China, Huazhu Group Limited is a world-leading hotel group. As of March 31, 2021, Huazhu operated 6,881 hotels with 662,512 rooms in operation in 16 countries. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, and Ni Hao Hotel. Upon the completion of the acquisition of DH on January 2, 2020, Huazhu added five brands to its portfolio, including Steigenberger Hotels & Resorts, MAXX by Steigenberger, Jaz in the City, IntercityHotel and Zleep Hotels. In addition, Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, Huazhu directly operates hotels typically located on leased or owned properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers that Huazhu appoints, and Huazhu collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. Huazhu applies a consistent standard and platform across all of its hotels. As of March 31, 2021, Huazhu operates 16 percent of its hotel rooms under lease and ownership model, and 84 percent under manachise and franchise models.

For more information, please visit Huazhu’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

Huazhu undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@huazhu.com

http://ir.huazhu.com